Exhibit 99.1

Execution Version

FIRST AMENDMENT
TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT

EXECUTED by the parties hereto as of 4th day of April, 2019.

AMONG:	COLLIERS INTERNATIONAL GROUP INC., as Canadian Borrower (the Canadian Borrower)

AND:	COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower (the US Borrower)

AND:	GLOBESTAR LIMITED, as a UK Borrower (Globestar)

AND:	COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, as a UK Borrower (EMEA Holdings)

AND:	COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, as Australian Borrower (the Australian Borrower, and together with the Canadian Borrower, the US Borrower, Globestar, EMEA Holdings, collectively, the Borrowers)

AND:	The Subsidiaries named on the execution pages hereof, as Guarantors (the Guarantors)

AND:	The banks named on the execution pages hereof, as Lenders (collectively, the Lenders and each individually the Lender)

AND:	Toronto Dominion (Texas) LLC, as the U.S. administration agent (the U.S. Agent)

AND:	THE TORONTO-DOMINION BANK, LONDON BRANCH, as European administration agent (the European Agent)

AND:	HSBC BANK AUSTRALIA LIMITED, as Australian administration agent (the Australian Agent)

AND:	The Toronto-Dominion Bank, as the administration agent, as the collateral agent and as the Canadian administration agent (in its capacity as the collateral agent, the Collateral Agent, in its capacity as the administration agent, the Administration Agent and in its capacity as the Canadian administration agent, the Canadian Agent).

WHEREAS the Borrowers, the Guarantors, the Lenders, the Administration Agent, the Collateral Agent, Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent (collectively, the Agents), TD Securities, as Sole Lead Arranger and Sole Bookrunner, Bank of Montreal and HSBC Bank Canada, as Syndication Agents, JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd. and U.S. Bank, National Association, as Documentation Agents, among others, have entered into a second amended and restated credit agreement dated April 19, 2018 (as the same may be further amended, restated, supplemented or otherwise modified from time to time, the Credit Agreement);

AND WHEREAS the Borrowers, the Agents and the Lenders have agreed to amend certain provisions of the Credit Agreement, but only to the extent and subject to the provisions set forth in this first amendment to the Credit Agreement (the Amendment);

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Article 1 – INTERPRETATION

1.1          Capitalized terms referred to and not defined herein shall have the meanings ascribed thereto in the Credit Agreement.

1.2          Each of the Borrowers and each of the Guarantors agrees that the recitals form an integral part of this Amendment.

Article 2 – AMENDMENTS

2.1          With effect on the Amendment Effective Date (as defined herein), the Credit Agreement is amended as follows:

(a)	Section 1.1 of the Credit Agreement is hereby amended as follows:

(i)	Article 1 (Definitions) is hereby amended by deleting the definition of “Canadian Swingline Commitment” and substituting the following therefor:

““Canadian Swingline Commitment” means the Commitment of the Canadian Swingline Lender to make Advances to the Canadian Borrower of up to U.S.$20,000,000 which Commitment constitutes a sub-commitment of the Total Canadian Commitments of The Toronto-Dominion Bank; provided that the aggregate outstanding Borrowings under the Canadian Facilities shall not exceed the Total Canadian Commitments at any time.

(ii)	Article 1 (Definitions) is hereby amended by deleting the definition of “EBITDA” and substituting the following therefor:

““EBITDA” means, for any Person for any period, Earnings of such Person, increased by the sum of: (a) Interest Charges; (b) Income Tax Expense; (c) Depreciation and Amortization Expenses; (d) the non-controlling interest share of Earnings as stated on any consolidated financial statements of any such Person; (e) the non-controlling interest redemption increment; (f) Acquisition Expenses; and (g) non-cash charges of equity compensations in the aggregate amount of $10,000,000 in any Fiscal Year, in each case for such Person for such period.”;

(iii)	Article 1 (Definitions) is hereby amended by deleting the definition of “Final Maturity Date” and substituting the following therefor:

““Final Maturity Date” means April 30, 2024.”;

(iv)	Article 1 (Definitions) is hereby amended by adding the following sentence to the end of the definition of “Guarantors”:

“Notwithstanding anything to the contrary contained herein, no Receivables Entity shall be required to be a Guarantor.”;

(v)	Article 1 (Definitions) is hereby amended by adding a new Section (n) to the definition of “Permitted Encumbrances” (with appropriate grammatical and punctuational changes as may be required to accommodate the addition of such Section):

“(n) liens on Receivables Facility Assets.”;

(vi)	Article 1 (Definitions) is hereby amended by adding each of the following definitions in alphabetical order:

““Receivables” means any amounts owing to any Borrower or any Subsidiary thereof in connection with the provision of services (or the sale of goods) by such Borrower or Subsidiary.”;

““Receivables Entity” means a special-purpose wholly owned Subsidiary or other entity which is established for the purposes of and engages in no activities other than the transactions contemplated by a Receivables Transaction and activities reasonably related thereto.”;

““Receivables Facility Assets” means Receivables subject to any Receivables Transaction, collection accounts, lockboxes and other accounts where amounts may be collected in respect of Receivables subject to any Receivables Transaction, amounts collected in respect of Receivables subject to any Receivables Transaction, and other assets related to any such Receivables.”;

““Receivables Transaction” means any transaction involving any Borrower and/or any Subsidiary thereof, and any Receivables Entity providing for sales, transfers, conveyances and/or pledges of Receivables Facility Assets that does not provide for recourse against any Borrower or any Subsidiary thereof (other than any Receivables Entity), other than representations, warranties, covenants and indemnities which are reasonably customary in structured finance transactions.”;

(vii)	Article 1 (Definitions) is hereby amended by deleting the definition of “U.S. Swingline Commitment” and substituting the following therefor:

““U.S. Swingline Commitment” means the Commitment of the U.S. Swingline Lender to make Advances to the U.S. Borrower of up to U.S.$20,000,000 which Commitment constitutes a sub-commitment of the Total U.S. Commitments of U.S.$255,000,000; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Commitments at any time.”;

(b)	Section 8.2(l) of the Credit Agreement is hereby amended by amending and restating it in its entirety to read as follows:

“(l) prior to making an investment in a business (other than Unrestricted Entities) (whether or not the investment is intended to be financed by way of Borrowings under the Facilities) it shall provide the Canadian Agent with a “snapshot” summary description of such investment in form and substance satisfactory to the Canadian Agent and shall include in such summary description confirmation that such entity is an Eligible Business; provided, however, that such “snapshot” summary shall not be required in connection with any such investments equalling less than U.S.$15,000,000; provided, further, that no such investment shall be made in an entity that is not an Eligible Business;”;

(c)	Section 8.3(a) of the Credit Agreement is hereby amended by adding a new Section 8.3(a)(vi) (with appropriate grammatical and punctuational changes as may be required to accommodate the addition of such Section):

“(vi) dispositions of Receivables Facility Assets in connection with any Receivables Transaction permitted under Section 8.3(b)(xii).”;

(d)	Section 8.3(b)(vi) of the Credit Agreement is hereby amended by amending and restating it in its entirety to read as follows:

“(vi) unsecured guarantees to a maximum aggregate contingent amount of U.S.$100,000,000 (provided that unsecured guarantees of earn-outs relating to the acquisition of Eligible Businesses shall be permitted without the overall aggregate dollar amount restriction) at any one time provided by the Canadian Borrower or a Guarantor;”;

(e)	Section 8.3(b) of the Credit Agreement is hereby amended by adding a new Section 8.3(b)(xii) (with appropriate grammatical and punctuational changes as may be required to accommodate the addition of such Section):

“(xii) indebtedness or other obligations of a Receivables Entity arising under any Receivables Transaction so long as the principal amount of such indebtedness obligations (or the principal amount of such other obligations) owing by Receivables Entities to third parties do not in the aggregate exceed U.S.$200,000,000 at any one time outstanding.”;

(f)	Section 8.3(d)(i) of the Credit Agreement is hereby amended by adding a new Section 8.3(d)(i)(H) (with appropriate grammatical and punctuational changes as may be required to accommodate the addition of such Section):

“(H) dividends or other distributions by any Receivables Entity to the holders of equity interests therein (so long as such holders are either a Borrower or a wholly owned Subsidiary of a Borrower).”

(g)	Section 8.3(f)(iii) of the Credit Agreement is hereby amended by amending and restating it in its entirety to read as follows:

“(iii) establish, incorporate, otherwise form, charter or create any new Subsidiary other than (a) in connection with the acquisition of an Eligible Business, (b) in connection with a Receivables Transaction or (c) in the ordinary course of business;”;

(h)	Section 8.3(g) of the Credit Agreement is hereby amended by adding the following to the end of Section 8.3(g)(vi):

“, however for certainty, Specified Terms shall not extend to scheduled maturity dates of Permitted Unsecured Loans”;

(i)	Schedule “H-1” (Canadian Commitments) to the Credit Agreement is hereby amended by deleting same in its entirety and substituting, therefor, Schedule “H-1” annexed as Exhibit “A” to this Amendment.

(j)	Schedule “H-2” (U.S. Commitments) to the Credit Agreement is hereby amended by deleting same in its entirety and substituting, therefor, Schedule “H-2” annexed as Exhibit “B” to this Amendment.

(k)	Schedule “H-3” (UK Commitments) to the Credit Agreement is hereby amended by deleting same in its entirety and substituting, therefor, Schedule “H-3” annexed as Exhibit “C” to this Amendment.

(l)	Schedule “H-4” (Colliers EMEA Commitments) to the Credit Agreement is hereby amended by deleting same in its entirety and substituting, therefor, Schedule “H-4” annexed as Exhibit “D” to this Amendment.

(m)	Schedule “H-6” (Total Commitments) to the Credit Agreement is hereby amended by deleting same in its entirety and substituting, therefor, Schedule “H-6” annexed as Exhibit “E” to this Amendment.

Article 3 – ACKNOWLEDGMENTS

3.1          It is acknowledged and agreed that:

(a)	subject to Section 3.1(b) of this Amendment, no adjustments will be made to Advances by way of Libor Loans or Bankers' Acceptances that are outstanding as of the date of this Amendment to reflect the revised Commitments of the Lenders that result from this Amendment; and

(b)	if and to the extent that any Advance by way of a Libor Loan or a Bankers' Acceptance that is outstanding as of the date of this Amendment is subsequently rolled over as a new Advance by way of a Libor Loan or a Bankers' Acceptance or converted to another form of Advance, each applicable Lender shall fund such new Libor Loan or Bankers' Acceptances or other form of Advance, as applicable, based on such Lender’s revised Commitment percentage that results from this Amendment.

Article 4 – CONDITIONS TO EFFECTIVENESS

4.1          This Amendment shall become effective upon the satisfaction of the following conditions precedent in form and substance satisfactory to the Collateral Agent (the date and fulfillment of such conditions being herein referred to as the Amendment Effective Date):

(a)	delivery to the Collateral Agent of a fully executed copy of this Amendment, dated the Amendment Effective Date, as executed by the Borrowers, the Guarantors, the Agents and the Lenders;

(b)	subject to Article 5 hereof, delivery to the Collateral Agent of a certificate of each Borrower and Guarantor signed by an authorized officer of such Borrower or Guarantor, in form and substance, and on terms and conditions, satisfactory to the Collateral Agent and confirming certain matters of fact, to which are attached true and complete copies of its constitutive documents, certificate of incumbency and resolutions, to the extent such constitutive documents have been amended since last delivered to the Collateral Agent (an Officer’s Certificate);

(c)	customary legal written opinions of counsel to the Borrowers and Guarantors;

(d)	delivery by each Borrower and Guarantor to the Collateral Agent of a certificate of status or good standing (or other equivalent) for the jurisdiction of incorporation of such Borrower, where applicable;

(e)	in consideration of the Agents and the Lenders entering into this Amendment, the Borrowers hereby agree to pay to the Collateral Agent, for the benefit of the Lenders, an amendment fee equal to (A) [REDACTED] basis points per annum on each Lender’s existing Commitment, and (B) [REDACTED]basis points on any increase to a Lender’s existing Commitment; which fee shall be non-refundable and fully earned and paid upon the execution of this Amendment and which fee may be charged as a Borrowing and be added to and form part of the Revolving Facilities; and

(f)	the Collateral Agent being satisfied that all representations and warranties contained in Article 8 of the Credit Agreement shall remain true and correct in all material respects (except such representations and warranties that are qualified as to materiality, which shall be true and correct in all respects) following this Amendment.

Article 5 – CONDITIONS SUBSEQUENT

5.1          The obligation of the Lenders to continue to make Loans (or otherwise extend credit under the Credit Agreement) is subject to the fulfillment, on or before the date applicable thereto, of the following conditions subsequent, the failure by the Borrowers or the Guarantors to so perform or cause to be performed such conditions subsequent as and when required by the terms thereof (unless such date is extended, in writing, by the Collateral Agent, which the Collateral Agent may do without obtaining the consent of the other Lenders), shall constitute an Event of Default:

(a)	customary legal written opinions of counsel to the Borrowers and Guarantors, as the case may be, and Officer’s Certificates applicable thereto, in the jurisdictions of Australia, New Zealand, Germany, Cyprus, British Virgin Islands, Hong Kong, England and Wales and Finland within sixty (60) days of the Amendment Effective Date, excluding Officer’s Certificates and local opinions from counsel in Luxembourg and the People’s Republic of China, which for certainty shall not be required to be delivered in connection with this Amendment.

Article 6 – REPRESENTATIONS AND WARRANTIES

6.1          Each Borrower and each Guarantor warrants and represents to the Agents and the Lenders that the following statements are true, correct and complete:

(a)	Authorization, Validity, and Enforceability of this Amendment. Each Borrower and each Guarantor has the corporate power and authority to execute and deliver this Amendment and to perform its obligations under the Credit Agreement, as amended by this Amendment. Each Borrower and each Guarantor has taken all necessary corporate action (including, without limitation, obtaining approval of its shareholders if necessary) to authorize its execution and delivery of this Amendment and the performance of the Credit Agreement. This Amendment has been duly executed and delivered by each Borrower and each Guarantor and this Amendment and the Credit Agreement constitute the legal, valid and binding obligations of each Borrower and each Guarantor, enforceable against each of them in accordance with their respective terms without defence, compensation, setoff or counterclaim. Each Borrower’s and each Guarantor’s execution and delivery of this Amendment and the performance by each Borrower and each Guarantor of the Credit Agreement do not and will not conflict with, or constitute a violation or breach of, or constitute a default under, or result in the creation or imposition of any Lien upon the property of any Borrower or any Guarantor by reason of the terms of (a) any contract, mortgage, hypothec, Lien, lease, agreement, indenture, or instrument to which any Borrower or any Guarantor is a party or which is binding on any of them, (b) any requirement of law applicable to any Borrower or any Guarantor, or (c) the certificate or articles of incorporation or amalgamation or association or bylaws or memorandum of association of any Borrower or any Guarantor.

(b)	Governmental Authorization. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or other person is necessary or required in connection with the execution, delivery or performance by, or enforcement against each Borrower and each Guarantor of this Amendment or the Credit Agreement except for such as have been obtained or made and filings required in order to perfect and render enforceable the Collateral Agent’s Liens.

(c)	Incorporation of Representations and Warranties from Credit Agreement. The representations and warranties contained in Article 8 of the Credit Agreement and the other Loan Documents are and will be true, correct and complete in all material respects on and as of the Amendment Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date.

(d)	Absence of Default. No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute a Default or an Event of Default.

(e)	No Other Amendment. Except to the extent set forth herein no additional amendment, consent or waiver of any other term, condition, covenant, agreement or any other aspect of the Credit Agreement is intended or implied and except as covered by this Amendment, no other aspect of the covenants referred to herein is amended or waived, including without limitation for any other period or circumstance, and no such amendment, waiver or consent is intended or implied.

Article 7 – MISCELLANEOUS

7.1          Each Borrower and each Guarantor (i) reaffirms its Obligations under the Credit Agreement and the other Loan Documents to which it is a party, and (ii) agrees that the Credit Agreement and the other Loan Documents to which it is a party remain in full force and effect, except as amended hereby, and are hereby ratified and confirmed. The Guarantors (i) consent to and approve the execution and delivery of this Amendment by the parties hereto, (ii) agree that this Amendment does not and shall not limit or diminish in any manner the obligations of the Guarantors under their guarantees (collectively, the Guarantees) and that such obligations would not be limited or diminished in any manner even if such Guarantors had not executed this Amendment, (iii) agree that this Amendment shall not be construed as requiring the consent of such Guarantors in any other circumstance, (iv) reaffirm each of their obligations under the Guarantees and the other Loan Documents to which they are a party, and (v) agree that the Guarantees and the other Loan Documents to which they are a party remain in full force and effect and are hereby ratified and confirmed.

7.2          Except to the extent specifically set forth in this Amendment, nothing contained in this Amendment or any other communication between the Collateral Agent and/or the Lenders and the Borrowers (or any Guarantor) shall be a waiver of any other present or future violation, Default or Event of Default under the Credit Agreement or any other Loan Document (collectively, Other Violations). Similarly, nothing contained in this Amendment shall directly or indirectly in any way whatsoever either (i) impair, prejudice or otherwise adversely affect the Collateral Agent’s or the Lenders’ right at any time to exercise any right, privilege or remedy in connection with the Credit Agreement or any other Loan Document with respect to any Other Violations (including, without limiting the generality of the foregoing, in respect of the non-conformity to any representation, warranty or covenant contained in any Loan Document), (ii) except as specifically provided in Article 2 hereof, amend or alter any provision of the Credit Agreement or any other Loan Document or any other contract or instrument, or (iii) constitute any course of dealing or other basis for altering any obligation of any Borrower or any Guarantor under the Loan Documents or any right, privilege or remedy of the Collateral Agent or the Lenders under the Credit Agreement or any other Loan Document or any other contract or instrument with respect to Other Violations. Nothing in this Amendment shall be construed to be a consent by the Collateral Agent or the Lenders to any Other Violations.

7.3          This Amendment will not discharge or constitute novation of any debt, obligation, covenant or agreement contained in the Agreement or any of the documents or security delivered pursuant thereto but same shall remain in full force and effect save to the extent same are amended by the provisions of this Amendment.

7.4          All reasonable expenses of the Collateral Agent in connection with this Amendment and the related documentation, including all reasonable legal fees and disbursements incurred by the Collateral Agent, shall be for the account of the Borrowers.

7.5          This Amendment enures to the benefit of and binds the parties and their respective successors and permitted assigns.

7.6          Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Amendment.

7.7          This Amendment may be executed and delivered in one or more counterparts, including by way of facsimile, or electronically, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

7.8          This Amendment shall be interpreted and the rights and liabilities of the parties hereto shall be determined in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature pages commence on the following page]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Credit Agreement to be executed as of the date first above written.

COLLIERS INTERNATIONAL GROUP INC., as Canadian Borrower

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Vice President, Legal Counsel and Corporate Secretary

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

GLOBESTAR LIMITED, as a UK Borrower

Per:	(Signed) Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, as a UK Borrower

Per:	(Signed) Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

Signature page to First Amendment to Credit Agreement - Colliers

Executed by COLLIERS INTERNATIONAL

HOLDINGS (AUSTRALIA) LIMITED ACN

008 178 238 as Australian Borrower in

accordance with section 127 of the

Corporations Act 2001:

(Signed) Robert Wall	(Signed) John Kenny
~~Director~~/company secretary	Director

ROBERT WALL	JOHN KENNY
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS MACAULAY NICOLLS INC., as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL USA, LLC, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

CIVAS HOLDINGS, LLC, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL WA, LLC, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL REAL ESTATE MANAGEMENT SERVICES (AZ), LLC, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS INTERNATIONAL CA, LLC, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL GREATER LOS ANGELES, LLC as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL VALUATION & ADVISORY SERVICES, LLC, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

FS WILLIAMS ACQUISITIONCO LLC, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Manager, Secretary
I have the authority to bind the Corporation

COLLIERS INVESTMENT MANAGEMENT HOLDINGS, INC.., as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS INTERNATIONAL REMS US, LLC, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS PARRISH INTERNATIONAL, INC., as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Vice President; Assistant Secretary
I have the authority to bind the Corporation

Signature page to First Amendment to Credit Agreement - Colliers

Executed by COLLIERS INTERNATIONAL

(NSW) PTY LIMITED ACN 001 401 681 as a

Guarantor in accordance with section 127 of

the Corporations Act 2001:

(Signed) Robert Wall
~~Director~~/company secretary	Director

ROBERT WALL
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Executed by COLLIERS INTERNATIONAL

(VICTORIA) PTY LIMITED ACN 005 032 940 as

a Guarantor in accordance with section 127

of the Corporations Act 2001:

(Signed) Robert Wall	(Signed) John Marasco
~~Director~~/company secretary	Director

ROBERT WALL	JOHN MARASCO
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS INTERNATIONAL NEW ZEALAND LIMITED, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signor
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL GERMANY HOLDING GMBH, as a Guarantor

Per:	(Signed) Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Managing Director
I have the authority to bind the Corporation

COLLIERS MACAULAY NICOLLS (CYPRUS) LIMITED, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signor
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL HOLDINGS LIMITED, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL CONSULTANTS LIMITED, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Corporation

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS INTERNATIONAL (HONG KONG) LIMITED, as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Corporation

Signed by a director of GLOBESTAR LIMITED for and on behalf of, and as corporate member of, COLLIERS INTERNATIONAL PROPERTY ADVISERS UK LLP, as a Guarantor

Per:	(Signed) Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director

COLLIERS INTERNATIONAL PROPERTY CONSULTANTS LIMITED, as a Guarantor

Per:	(Signed) Anthony Horrell
Name: Anthony Horrell
Title: Director
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL EMEA FINCO PLC

Per:	(Signed) Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Corporation

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS INTERNATIONAL FINLAND GROUP OY, as a Guarantor

Per:	(Signed) Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL FINLAND OY, as a Guarantor

Per:	(Signed) Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL FINLAND HOLDINGS OY, as a Guarantor

Per:	(Signed) Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Corporation

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS INTERNATIONAL PROPERTY CONSULTANTS (SHANGHAI) CO. LTD., as a Guarantor

Per:	(Signed) Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signor
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL HOLDINGS S.à r.l., as a Guarantor

Per:	(Signed) Robert Alastair Wildman
Name: Robert Alastair Wildman
Title: Director
I have the authority to bind the Corporation

Signature page to First Amendment to Credit Agreement - Colliers

THE TORONTO-DOMINION BANK, as Administration Agent, Collateral Agent and Canadian Administration Agent

Per:	(Signed) Andi Zeneli
Name: Andi Zeneli
Title: Vice President, Loan Syndications
Draw Requests, Conversion Requests, Repayment Notices
The Toronto-Dominion Bank
Ernst & Young Tower
222 Bay Street West, 15th Floor
Toronto, Ontario M5K 1A2
Loan Syndications - Agency
(416) 982-5535
tdsagencyadmin@tdsecurities.com

All Other Notices The Toronto-Dominion Bank TD Bank Tower, 9th Floor 66 Wellington St. W. Toronto, Ontario M5K 1A2 Attention: Vice President, Loan Syndications-Agency Facsimile: (416) 944-6976

TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent

Per:	(Signed) Alice Mare
Name: Alice Mare
Title: Authorized Signatory

THE TORONTO-DOMINION BANK, London Branch, as European Agent

Per:	(Signed) Philip Bates
Name: Philip Bates
Title: MD, European Credit Origination

Signature page to First Amendment to Credit Agreement - Colliers

For and on behalf of HSBC BANK AUSTRALIA LIMITED, as Australian Agent, by its duly authorised attorney pursuant to a power of attorney in the presence of

Per:	(Signed) Robert Agati
Name: Robert Agati
Title: Company Secretary

Signature page to First Amendment to Credit Agreement - Colliers

CANADIAN LENDERS

THE TORONTO-DOMINION BANK

Per:	(Signed) Tim Thomas
Name: Tim Thomas
Title: Managing Director

Per:	(Signed) Andrew C. Rytel
Name: Andrew C. Rytel
Title: Vice President

Address for Notice: TD Bank Tower 66 Wellington St. West, 9th Floor Toronto, Ontario M5K 1A2 Attn: Tim Thomas

Telecopier No.: (416) 308-4481 Email: tim.thomas@tdsecurities.com

Signature page to First Amendment to Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

JPMORGAN CHASE BANK, N.A., Toronto Branch

Per:	(Signed) Jeffrey Coleman
Name: Jeffrey Coleman
Title: Executive Director

Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn: Jeffrey Coleman

Telecopier No.: (416) 981-9278 Email: jeffrey.s.coleman@jpmorgan.com

Signature page to First Amendment to Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

BANK OF MONTREAL

Per:	(Signed) Sean P. Gallaway
Name: Sean P. Gallaway
Title:

Address for Notice: 100 King Street West, 4th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway

Telecopier No.: (416) 359-7796 Email: sean.gallaway@bmo.com

Signature page to First Amendment to Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

HSBC BANK CANADA

Per:	(Signed) Jesse Macmasters
Name: Jesse Macmasters
Title: Head of Large Corporate - Ontario

Per:	(Signed) Andrew Sclater
Name: Andrew Sclater
Title: Director – Large Corporate Banking

Address for Notice: 70 York Street, 4th Floor Toronto, Ontario M5J 1S9 Attn:

Telecopier No.: (416) 350-1248 Email:

Signature page to First Amendment to Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	(Signed) Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	(Signed) Andrew Morales
Name: Andrew Morales
Title: Associate Director

Address for Notice: 40 King St. W., 62nd Floor Toronto, Ontario, M5W 2X6 Attn: Steve Holyman

Telecopier No.: (416) 866-2010 Email: steve.holyman@scotiabank.com

Signature page to First Amendment to Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	(Signed) Julie Griffin
Name: Julie Griffin
Title: Senior Vice President

Address for Notice: 181 Bay Street Toronto, Ontario M5J 2V8 Attn: Julie Griffin

Telecopier No.: (416) 369-8148 Email: julie_griffin@baml.com

Signature page to First Amendment to Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	(Signed) Emma Johnson
Name: Emma Johnson
Title: Executive Director

Per:	(Signed) Kevin Charko
Name: Kevin Charko
Title: Executive Director

Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Stephen Redding

Telecopier No.: (416) 956-3810 Email: stephen.redding@cibc.com

Signature page to First Amendment to Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	(Signed) Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	(Signed) David Torrey
Name: David Torrey
Title: Managing Director

Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn: Gavin Virgo / David Torrey

Telecopier No.: (416) 869-6545 Email: gavin.virgo@nbc.ca / david.torrey@nbc.ca

Signature page to First Amendment to Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION, Canada Branch

Per:	(Signed) James F. Cooper
Name: James F. Cooper
Title: Sr. V/President Officer

Address for Notice:

Suite 2300, 120 Adelaide Street West

Toronto, Ontario M5H 1T1

Attn: John P. Rehob

Telecopier No.: (416) 306-3545

and

4747 Executive Drive

La Jolla, CA 92121

Attn: James Cooper / Patrick Villani

Email: james.cooper@usbank.com / patrick.villani@usbank.com / john.rehob@usbank.com

Signature page to First Amendment to Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	(Signed) Jeff McInenly
Name: Jeff McInenly
Title: Director

Per:
Name:
Title:

Address for Notice: 22 Adelaide Street West, 22nd Floor Toronto, Ontario M5H 4E3 Attn: Jeff McInenly

Telecopier No.: (416) 607-2905 Email: jeff.mcinenly@wellsfargo.com

Signature page to First Amendment to Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	(Signed) Brad Crilly
Name: Brad Crilly
Title: Managing Director

Per:
Name:
Title:

Address for Notice: 100 Yonge Street, Suite 1102 Toronto, Ontario M5C 2W1 Attn: Ambar Bansal

Telecopier No.: (416) 607-2905 Email: ambar.bansal@mizuhocbus.com

Signature page to First Amendment to Credit Agreement - Colliers

U.S. LENDERS

The TORONTO-DOMINION BANK, NEW YORK Branch

Per:	(Signed) Alice Mare
Name: Alice Mare
Title: Authorized Signatory

Per:
Name:
Title:

Address for Notice: TD Bank North Tower 222 Bay St. 15th Floor Toronto, Ontario M5K 1A2 Attn: Agency Administration

Telecopier No.: (416) 982-5535 Email: TDSAgencyAdmin@tdsecurities.com

Signature page to First Amendment to Credit Agreement - Colliers

U.S. LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	(Signed) Lisa Whatley
Name: Lisa Whatley
Title: Managing Director

Address for Notice: 10 South Dearborn, Floor 09 Chicago, IL, 60603-2300 Attn.: Lisa Whatley

Telecopier No.: (312) 212-5905 Email: lisa.a.whatley@jpmorgan.com

Signature page to First Amendment to Credit Agreement - Colliers

U.S. LENDERS CONT’D

BANK OF MONTREAL, Chicago Branch

Per:	(Signed) Brian L. Banke
Name: Brian L. Banke
Title: Managing Director

Address for Notice: 100 King Street West, 4th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway

Telecopier No.: (416) 359-7796 Email: sean.gallaway@bmo.com

Signature page to First Amendment to Credit Agreement - Colliers

U.S. LENDERS CONT’D

HSBC BANK CANADA

Per:	(Signed) Jesse Macmasters
Name: Jesse Macmasters
Title: Head of Large Corporate - Ontario

Per:	(Signed) Andrew Sclater
Name: Andrew Sclater
Title: Director – Large Corporate Banking

Address for Notice:
70 York Street, 4th Floor
Toronto, Ontario M5J 1S9
Attn:

Telecopier No.: (416) 350-1248
Email:

Signature page to First Amendment to Credit Agreement - Colliers

U.S. LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	(Signed) Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	(Signed) Andrew Morales
Name: Andrew Morales
Title: Associate Director

Address for Notice:
40 King St. W., 62nd Floor
Toronto, Ontario, M5W 2X6
Attn: Steve Holyman

Telecopier No.: (416) 866-2010
Email: steve.holyman@scotiabank.com

Signature page to First Amendment to Credit Agreement - Colliers

U.S. LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	(Signed) Julie Griffin
Name: Julie Griffin
Title: Senior Vice President

Address for Notice:
181 Bay Street
Toronto, Ontario M5J 2V8
Attn: Julie Griffin

Telecopier No.: (416) 369-8148
Email: julie_griffin@baml.com

Signature page to First Amendment to Credit Agreement - Colliers

U.S. LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	(Signed) Emma Johnson
Name: Emma Johnson
Title: Executive Director

Per:	(Signed) Kevin Charko
Name: Kevin Charko
Title: Executive Director

Address for Notice:
161 Bay Street, Floor 8
Toronto, Ontario M5J 2S8
Attn: Stephen Redding

Telecopier No.: (416) 956-3810
Email: stephen.redding@cibc.com

Signature page to First Amendment to Credit Agreement - Colliers

U.S. LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	(Signed) Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	(Signed) David Torrey
Name: David Torrey
Title: Managing Director

Address for Notice:
The Exchange Tower
130 King Street West, Suite 3100
Toronto, Ontario M5X 1J9
Attn: Gavin Virgo / David Torrey

Telecopier No.: (416) 869-6545
Email: gavin.virgo@nbc.ca / david.torrey@nbc.ca

Signature page to First Amendment to Credit Agreement - Colliers

U.S. LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	(Signed) James F. Cooper
Name: James Cooper
Title: Senior Portfolio Manager

Address for Notice:
4747 Executive Drive
La Jolla, CA 92121
Attn: James Cooper / Patrick Villani

Telecopier No.:
Email: james.cooper@usbank.com / patrick.villani@usbank.com

Signature page to First Amendment to Credit Agreement - Colliers

U.S. LENDERS CONT’D

WELLS FARGO BANK, N.A., CANADA BRANCH

Per:	(Signed) Jeff McInenly
Name: Jeff McInenly
Title: Director

Per:
Name:
Title:

Address for Notice:
22 Adelaide Street West, 22nd Floor
Toronto, Ontario M5H 4E3
Attn: Jeff McInenly

Telecopier No.: (416) 607-2905
Email: jeff.mcinenly@wellsfargo.com

Signature page to First Amendment to Credit Agreement - Colliers

US LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	(Signed) Brad Crilly
Name: Brad Crilly
Title: Managing Director

Per:
Name:
Title:

Address for Notice:
100 Yonge Street, Suite 1102
Toronto, Ontario M5C 2W1
Attn: Ambar Bansal

Telecopier No.:
Email: ambar.bansal@mizuhocbus.com

Signature page to First Amendment to Credit Agreement - Colliers

UK LENDERS

THE toronto-dominion BANK, London Branch

Per:	(Signed) Paul Needs
Name: Paul Needs
Title: Director, Global Counterparty Credit

Per:	(Signed) Andrew Williams
Name: Andrew Williams
Title: Director

Address for Notice:
60 Threadneedle Street
London, United Kingdom
EC2R 8AP
Attn:

Telecopier No.:
Email:

Signature page to First Amendment to Credit Agreement - Colliers

UK LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	(Signed) Lisa Whatley
Name: Lisa Whatley
Title: Managing Director

Address for Notice:
10 South Dearborn, Floor 09
Chicago, IL, 60603-2300
Attn.: Lisa Whatley

Telecopier No.: (312) 212-5905
Email: lisa.a.whatley@jpmorgan.com

Signature page to First Amendment to Credit Agreement - Colliers

UK LENDERS CONT’D

BANK OF MONTREAL, London Branch

Per:	(Signed) Tom Woolgar
Name: Tom Woolgar
Title: MD

Per:	(Signed) Scott Matthews
Name: Scott Matthews
Title: MD

Address for Notice:
100 King Street West, 4th Floor
Toronto, Ontario M5X 1H3
Attn: Sean P. Gallaway

Telecopier No.: (416) 359-7796
Email: sean.gallaway@bmo.com

Signature page to First Amendment to Credit Agreement - Colliers

UK LENDERS CONT’D

HSBC BANK plc

Per:	(Signed) Nisha Vara
Name: Nisha Vara
Title: Relationship Manager, International Subsidiary Banking

Per:	(Signed) Michael Jones
Name: Michael Jones
Title: Deputy Head, International Subsidiary Banking

Address for Notice:
6th Floor
71 Queen Victoria Street
London, EC4V 4AY
Attn: Adam Mahmoud

Telecopier No.: + 4403455 877409
Email: adam.mahmoud@hsbc.com

Signature page to First Amendment to Credit Agreement - Colliers

UK LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	(Signed) Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	(Signed) Andrew Morales
Name: Andrew Morales
Title: Associate Director

Address for Notice:
40 King St. W., 62nd Floor
Toronto, Ontario, M5W 2X6
Attn: Steve Holyman

Telecopier No.: (416) 866-2010
Email: steve.holyman@scotiabank.com

Signature page to First Amendment to Credit Agreement - Colliers

UK LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	(Signed) Julie Griffin
Name: Julie Griffin
Title: Senior Vice President

Address for Notice:
181 Bay Street
Toronto, Ontario M5J 2V8
Attn: Julie Griffin

Telecopier No.: (416) 369 8148
Email: julie_griffin@baml.com

Signature page to First Amendment to Credit Agreement - Colliers

UK LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	(Signed) Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	(Signed) David Torrey
Name: David Torrey
Title: Managing Director

Address for Notice:
The Exchange Tower
130 King Street West, Suite 3100
Toronto, Ontario M5X 1J9
Attn: Gavin Virgo / David Torrey

Telecopier No.: (416) 869-6545
Email: gavin.virgo@nbc.ca / david.torrey@nbc.ca

Signature page to First Amendment to Credit Agreement - Colliers

UK LENDERS CONT’D

WELLS FARGO BANK, N.A., CANADIAN BRANCH

Per:	(Signed) Jeff McInenly
Name: Jeff McInenly
Title: Director

Per:
Name:
Title:

Address for Notice:
22 Adelaide Street West, 22nd Floor
Toronto, Ontario M5H 4E3
Attn: Jeff McInenly

Telecopier No.: (416) 607-2905
Email: jeff.mcinenly@wellsfargo.com

Signature page to First Amendment to Credit Agreement - Colliers

UK LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	(Signed) Brad Crilly
Name: Brad Crilly
Title: Managing Director

Per:
Name:
Title:

Address for Notice:
100 Yonge Street, Suite 1102
Toronto, Ontario M5C 2W1
Attn: Ambar Bansal

Telecopier No.:
Email: ambar.bansal@mizuhocbus.com

Signature page to First Amendment to Credit Agreement - Colliers

UK LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE, LONDON BRANCH

Per:	(Signed) Paul Weidemann
Name: Paul Weidemann
Title: Executive Director

Per:	(Signed) Roger Harvey
Name: Roger Harvey
Title: Managing Director

Address for Notice:
150 Cheapside
London EC2V 6ET
United Kingdon
Attn: Paul Weidemann

Telecopier No.: +44 207 234 6085
Email: Paul.Weidemann@cibc.co.uk

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS EMEA LENDERS

THE toronto-dominion BANK, London Branch

Per:	(Signed) Paul Needs
Name: Paul Needs
Title: Director, Global Counterparty Credit

Per:	(Signed) Andrew Williams
Name: Andrew Williams
Title: Director

Address for Notice:
60 Threadneedle Street
London, United Kingdom
EC2R 8AP
Attn:

Telecopier No.:
Email:

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	(Signed) Lisa Whatley
Name: Lisa Whatley
Title: Managing Director

Address for Notice:
10 South Dearborn, Floor 09
Chicago, IL, 60603-2300
Attn: Lisa Whatley

Telecopier No.: (312) 212-5905
Email: lisa.a.whatley@jpmorgan.com

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

BANK OF MONTREAL, London Branch

Per:	(Signed) Tom Woolgar
Name: Tom Woolgar
Title: MD

Per:	(Signed) Scott Matthews
Name: Scott Matthews
Title: MD

Address for Notice:
100 King Street West, 4th Floor
Toronto, Ontario M5X 1H3
Attn: Sean P. Gallaway

Telecopier No.: (416) 359-7796
Email: sean.gallaway@bmo.com

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

HSBC BANK plc

Per:	(Signed) Nisha Vara
Name: Nisha Vara
Title: Relationship Director, International Subsidiary Banking

Per:	(Signed) Michael Jones
Name: Michael Jones
Title: Deputy Head, International Subsidiary Banking

Address for Notice:
6th Floor
71 Queen Victoria Street
London, EC4V 4AY
Attn: Adam Mahmoud

Telecopier No.:
Email: adam.mahmoud@hsbc.com

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	(Signed) Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	(Signed) Andrew Morales
Name: Andrew Morales
Title: Associate Director

Address for Notice:
40 King St. W., 62nd Floor
Toronto, Ontario, M5W 2X6
Attn: Steve Holyman

Telecopier No.: (416) 866-2010
Email: steve.holyman@scotiabank.com

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	(Signed) Julie Griffin
Name: Julie Griffin
Title: Senior Vice President

Address for Notice:
181 Bay Street
Toronto, Ontario M5J 2V8
Attn: Julie Griffin

Telecopier No.: (416) 369-8148
Email: Julie_griffin@baml.com

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	(Signed) Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	(Signed) David Torrey
Name: David Torrey
Title: Managing Director

Address for Notice:
The Exchange Tower
130 King Street West, Suite 3100
Toronto, Ontario M5X 1J9
Attn: Gavin Virgo / David Torrey

Telecopier No.: (416) 869-6545
Email: gavin.virgo@nbc.ca / david.torrey@nbc.ca

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	(Signed) Jeff McInenly
Name: Jeff McInenly
Title: Director

Per:
Name:
Title:

Address for Notice:
22 Adelaide Street West, 22nd Floor
Toronto, Ontario M5H 4E3
Attn: Jeff McInenly

Telecopier No.: (416) 869-6545
Email: jeff.mcinenly@wellsfargo.com

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE,
LONDON BRANCH

Per:	(Signed) Paul Weidemann
Name: Paul Weidemann
Title: Executive Director

Per:	(Signed) Roger Harvey
Name: Roger Harvey
Title: Managing Director

Address for Notice:
150 Cheapside
London EC2V 6ET
United Kingdom
Attn: Paul Weidemann

Telecopier No.: +44 207 234 6085
Email: Paul.Weidemann@cibc.co.uk

Signature page to First Amendment to Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	(Signed) Brad Crilly
Name: Brad Crilly
Title: Managing Director

Per:
Name:
Title:

Address for Notice:
100 Yonge Street, Suite 1102
Toronto, Ontario M5C 2W1
Attn: Ambar Bansal

Telecopier No.:
Email: ambar.bansal@mizuhocbus.com

Signature page to First Amendment to Credit Agreement - Colliers

AUSTRALIAN LENDER

HSBC BANK AUSTRALIA LIMITED

For and on behalf of HSBC BANK AUSTRALIA LIMITED (ABN 48 006 434 162) by its duly appointed attorney under power of attorney in the presence of:

(Signed) Amy Lancaster	(Signed) Robert Agati
Witness Signature	Attorney Signature

Amy Lancaster	Robert Agai
Print Name	Print Name

Address for Notice:
Level 36, Tower 1, International Towers Sydney
100 Barangaroo Avenue, Sydney NSW 2000
Australia
Attn: Samuel Arulampalam

Telecopier No.: +61 2 9006 5721
Email: samuelarulampalam@hsbc.com.au

Signature page to First Amendment to Credit Agreement - Colliers

EXHIBIT “A”

Amended and Restated Schedule “H-1”

SCHEDULE “H-1” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF APRIL 19, 2018 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

CANADIAN COMMITMENTS

Canadian Facilities
Lenders	Canadian Swingline Commitment	Canadian Revolving Facility Commitment	Total Canadian Commitment
U.S. Bank National Association, Canada Branch		$66,225,165.56	$66,225,165.56
The Toronto-Dominion Bank	$20,000,000.00	$41,615,743.53	$61,615,743.53
Bank of Montreal		$56,686,484.05	$56,686,484.05
JPMorgan Chase Bank, N.A., Toronto Branch		$44,363,335.34	$44,363,335.34
Mizuho Bank, Ltd.		$49,292,594.82	$49,292,594.82
HSBC Bank Canada		$46,827,965.08	$46,827,965.08
The Bank of Nova Scotia		$39,434,075.86	$39,434,075.86
Bank of America, N.A., Canada Branch		$39,434,075.86	$39,434,075.86
Canadian Imperial Bank of Commerce		$32,040,186.63	$32,040,186.63
National Bank of Canada		$32,040,186.63	$32,040,186.63
Wells Fargo Bank, N.A., Canadian Branch		$32,040,186.63	$32,040,186.63
	$20,000,000.00	$480,000,000.00	$500,000,000.00

EXHIBIT “B”

Amended and Restated Schedule “H-2”

SCHEDULE “H-2” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF APRIL 19, 2018 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

U.S. COMMITMENTS

U.S. Facilities
Lenders	U.S. Swingline Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment
U.S. Bank National Association		$33,774,834.44	$33,774,834.44
The Toronto-Dominion Bank, New York Branch		$31,424,029.2	$31,424,029.2
Bank of Montreal, Chicago Branch		$28,910,106.86	$28,910,106.86
JPMorgan Chase Bank, N.A.	$20,000,000.00	$2,625,301.02	$22,625,301.02
Mizuho Bank, Ltd.		$25,139,223.36	$25,139,223.36
HSBC Bank Canada		$23,882,262.19	$23,882,262.19
The Bank of Nova Scotia		$20,111,378.69	$20,111,378.69
Bank of America, N.A., Canada Branch		$20,111,378.69	$20,111,378.69
Canadian Imperial Bank of Commerce		$16,340,495.18	$16,340,495.18
National Bank of Canada		$16,340,495.18	$16,340,495.18
Wells Fargo Bank, N.A., Canadian Branch		$16,340,495.18	$16,340,495.18
	$20,000,000.00	$235,000,000.00	$255,000,000.00

EXHIBIT “C”

Amended and Restated Schedule “H-3”

SCHEDULE “H-3” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF APRIL 19, 2018 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

UK COMMITMENTS

Lenders	UK Revolving Facility Commitment
The Toronto-Dominion Bank, London Branch	$11,363,636.36
Bank of Montreal, London Branch	$10,454,545.45
JPMorgan Chase Bank, N.A.	$8,181,818.18
Mizuho Bank, Ltd.	$9,090,909.09
The Bank of Nova Scotia	$7,272,727.27
HSBC Bank PLC	$8,636,363.64
Bank of America N.A., Canada Branch	$7,272,727.27
National Bank of Canada	$5,909,090.91
Wells Fargo Bank, N.A., Canadian Branch	$5,909,090.91
Canadian Imperial Bank of Commerce, London Branch	$5,909,090.91
$80,000,000.00

EXHIBIT “D”

Amended and Restated Schedule “H-4”

SCHEDULE “H-4” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF APRIL 19, 2018 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

Colliers EMEA COMMITMENTS

Lenders	Colliers EMEA Revolving Facility Commitment
The Toronto-Dominion Bank, London Branch	$20,596,590.91
Bank of Montreal, London Branch	$18,948,863.64
JPMorgan Chase Bank, N.A.	$14,829,545.45
Mizuho Bank, Ltd.	$16,477,272.73
The Bank of Nova Scotia	$13,181,818.18
HSBC Bank PLC	$15,653,409.09
Bank of America N.A., Canada Branch	$13,181,818.18
National Bank of Canada	$10,710,227.27
Wells Fargo Bank, N.A., Canadian Branch	$10,710,227.27
Canadian Imperial Bank of Commerce, London Branch	$10,710,227.27
$145,000,000.00

EXHIBIT “E”

Amended and Restated Schedule “H-6”

SCHEDULE “H-6” TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF APRIL 19, 2018 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS ADMINISTRATION AGENT AND COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT, THE TORONTO-DOMINION BANK, AS EUROPEAN ADMINISTRATION AGENT AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

TOTAL COMMITMENTS

All Facilities
Lenders	Total Commitments All Facilities
The Toronto-Dominion Bank, The Toronto-Dominion, New York Branch and The Toronto-Dominion Bank, London Branch	$125,000,000.00
Bank of Montreal, Bank of Montreal, Chicago Branch and Bank of Montreal, London Branch	$115,000,000.00
HSBC Bank Canada, HSBC Bank PLC and HSBC Bank Australia Limited	$115,000,000.00
JPMorgan Chase Bank, N.A., Toronto Branch and JPMorgan Chase Bank, N.A.	$90,000,000.00
Mizuho Bank, Ltd.	$100,000,000.00
U.S. Bank National Association, Canada Branch and U.S. Bank National Association	$100,000,000.00
The Bank of Nova Scotia	$80,000,000.00
Bank of America, N.A., Canada Branch	$80,000,000.00
Canadian Imperial Bank of Commerce and Canadian Imperial Bank of Commerce, London Branch	$65,000,000.00
National Bank of Canada	$65,000,000.00
Wells Fargo Bank, N.A., Canadian Branch	$65,000,000.00
$1,000,000,000.00

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